UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
ALADDIN KNOWLEDGE SYSTEMS LTD.
(Name of Issuer)
Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share
(Title of Class of Securities)

M0392N101
(CUSIP Number)

Jasmine Holdco LLC
Vector Capital III, L.P.
Vector Entrepreneur Fund III, L.P.
Vector Capital IV, L.P.
Vector Capital Partners III, L.L.C.
Vector Capital Partners IV, L.L.C.
Alexander R. Slusky
c/o Vector Capital Corporation
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
Telephone:  (415) 293-5000
Attn:  David Baylor

with a copy to:

Michael J. Kennedy / Steve L. Camahort
O’Melveny & Myers LLP
275 Battery Street, Suite 2600
San Francisco, CA 94111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	9441105 10 8

1	NAMES OF REPORTING PERSONS
Jasmine Holdco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,967,464 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,967,464 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,967,464 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.17%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	9441105 10 8

1	NAMES OF REPORTING PERSONS
Vector Capital III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		944,383 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

944,383 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

944,383 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	9441105 10 8

1	NAMES OF REPORTING PERSONS Vector Entrepreneur Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,349 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

39,349 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,349 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.28%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	9441105 10 8

1	NAMES OF REPORTING PERSONS Vector Capital IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		983,732 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

983,732 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

983,732 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	9441105 10 8

1	NAMES OF REPORTING PERSONS Vector Capital Partners III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		983,732 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

983,732 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

983,732 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	9441105 10 8

1	NAMES OF REPORTING PERSONS Vector Capital Partners IV, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		983,732 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

983,732 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

983,732 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	9441105 10 8

1	NAMES OF REPORTING PERSONS Alexander R. Slusky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,967,464 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,967,464 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,967,464 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.17%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This Amendment No. 6 (this “Amendment No. 6”) to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Jasmine Holdco LLC, a Delaware limited liability company (“Jasmine”), Vector Capital III, L.P., a Delaware limited partnership (“VC III LP”), Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VEF III LP”), Vector Capital IV, L.P., a Delaware limited partnership (“VC IV LP”), Vector Capital Partners III, L.L.C., a Delaware limited liability company (“VCP III LLC”), Vector Capital Partners IV, L.L.C., a Delaware limited liability company (“VCP IV LLC”, and together with VC III LP, VEF III LP, VC IV LP and VCP III LLC, “Vector”), and Alexander R. Slusky, an individual (“Mr. Slusky” and, together with Jasmine and Vector, the “Reporting Persons”) on August 7, 2008, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 13, 2008, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on August 21, 2008, Amendment No. 3 to Schedule 13D filed by the Reporting Persons on August 29, 2008, Amendment No. 4 to Schedule 13D filed by the Reporting Persons on September 2, 2008 and Amendment No. 5 to Schedule 13D filed by the Reporting Persons on September 17, 2008 (together, the “Schedule 13D”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend certain information previously reported by the Reporting Persons in the Schedule 13D by adding the information set forth below to the items indicated. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 6 have the same meanings as those set forth in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is amended and restated in its entirely as follows:
The net investment cost (including commissions, if any) of the shares of Ordinary Shares beneficially owned by the Reporting Persons is $20,558,871.18. The source of funds for this consideration was the available capital of Vector, which may, at any given time, include margin loans made by brokerage firms or unsecured borrowings under a working capital credit line, each in the ordinary course of business.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following after the second paragraph:
“On September 25, 2008, Jasmine and the Company entered into a letter agreement pursuant to which Jasmine agreed, subject to the terms and conditions therein, to withdraw the demand for an extraordinary general meeting of the shareholders of the Company that it submitted on August 28, 2008 (the “EGM Letter Agreement”). The EGM Letter Agreement is attached hereto as Exhibit 5 and incorporated herein by reference. Jasmine issued a press release on September 25, 2008 announcing the execution of the EGM Letter Agreement. The press release is attached hereto as Exhibit 6 and incorporated herein by reference.”
Item 5. Interest in Securities of the Issuer.
Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:
The shares of Ordinary Shares reported herein were initially acquired by VC III LP and subsequently contributed by VC III LP to Jasmine as a capital contribution. Pursuant to Vector’s internal arrangements, the membership interest in Jasmine held by VC III LP and a proportional interest in the shares of Ordinary Shares held by Jasmine are allocated among VC III LP, VC IV LP and VEF III LP (each, a “Vector Fund” and, collectively, the “Vector Funds”) as follows: (i) VC III LP holds 48%; (ii) VC IV LP holds 50%; and (iii) VEF III LP holds 2%. Under this arrangement, none of VC III LP, VC IV LP or VEF III LP shares with any other Vector Fund any power to vote or direct the vote, or power to dispose or to direct the disposition of, any shares of Ordinary Shares to which it is allocated. Accordingly, each Vector Fund only beneficially owns the shares of Ordinary Shares to which it is allocated under Vector’s internal arrangements.
As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:
(i)	Jasmine beneficially owns 1,967,464 shares of the Company’s Ordinary Shares, making it the beneficial owner of 14.17% of the Company’s Ordinary Shares.

(i)	VC III LP beneficially owns 944,383 shares of the Company’s Ordinary Shares, making it the beneficial owner of 6.8% of the Company’s Ordinary Shares.

(ii)	VEF III LP beneficially owns 39,349 shares of the Company’s Ordinary Shares, making it the beneficial owner of 0.28% of the Company’s Ordinary Shares.

(iii)	VC IV LP beneficially owns 983,732 shares of the Company’s Ordinary Shares, making it the beneficial owner of 7.09% of the Company’s Ordinary Shares.

(iv)	VCP III LLC beneficially owns 983,732 shares of the Company’s Ordinary Shares, making it the beneficial owner of 7.09% of the Company’s Ordinary Shares.

(v)	VCP IV LLC beneficially owns 983,732 shares of the Company’s Ordinary Shares, making it the beneficial owner of 7.09% of the Company’s Ordinary Shares.

(vi)	Mr. Slusky beneficially owns 1,967,464 shares of the Company’s Ordinary Shares, making him the beneficial owner of 14.17% of the Company’s Ordinary Shares.
Item 5(b) of the Schedule 13D is amended and restated in its entirety as follows:
(b)	The table below sets forth for the Reporting Persons the number of shares of Ordinary Shares for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

		VC III	VEF III		VCP III	VCP IV
	Jasmine	LP	LP	VC IV LP	LLC	LLC	Mr. Slusky
Sole Power to Vote/Direct Vote	0	0	0	0	0	0	0

Shared Power to Vote/Direct Vote	1,967,464	944,383	39,349	983,732	983,732	983,732	1,967,464

Sole Power to Dispose/Direct Disposition	0	0	0	0	0	0	0

Shared Power to Dispose/Direct Disposition	1,967,464	944,383	39,349	983,732	983,732	983,732	1,967,464
Item 5(c) of the Schedule 13D is amended and restated in its entirety as follows:
(c)	There have been no purchases or sales of the Company’s Ordinary Shares by any of the Reporting Persons within the last sixty days, except for the purchases of the Company’s Ordinary Shares by VC III LP on the open market as indicated in the table below, which table sets forth the date of each transaction, the number of shares purchased in each transaction and the purchase price per share for the shares purchased in each transaction:

	Number of Shares	Purchase Price per
Date	Purchased	Share
July 18, 2008	100,000	$9.4384
July 21, 2008	373,300	$9.3839
July 22, 2008	191,700	$9.5310
July 24, 2008	15,000	$9.1600
July 28, 2008	270,500	$9.8193
July 29, 2008	24,500	$10.2225
July 31, 2008	154,000	$8.8200
August 1, 2008	21,000	$8.8664
August 4, 2008	12,500	$9.2499

	Number of Shares	Purchase Price per
Date	Purchased	Share
August 5, 2008	55,900	$9.3649
August 6, 2008	5,800	$9.3604
August 7, 2008	45,100	$9.4448
August 8, 2008	71,000	$10.0825
August 11, 2008	56,700	$10.6798
August 12, 2008	16,600	$11.0393
August 14, 2008	5,200	$11.0000
August 29, 2008	198,300	$12.4500
September 2, 2008	131,300	$12.6441
September 2, 2008	5,000	$12.6000
September 3, 2008	19,900	$12.6774
September 3, 2008	1,400	$12.6267
September 4, 2008	32,000	$13.0202
September 4, 2008	164	$12.7248
September 5, 2008	26,500	$13.0000
September 8, 2008	9,700	$13.0000
September 10, 2008	10,500	$12.9775
September 11, 2008	4,100	$13.0000
September 15, 2008	34,000	$13.0000
September 16, 2008	15,600	$13.0000
September 17, 2008	34,900	$13.0915
September 18, 2008	25,300	$13.1767
Item 7. Material to Be Filed as Exhibits.
Item 7 is hereby supplemented as set forth below:
5	Letter Agreement, dated September 25, 2008, between Jasmine Holdco LLC and Aladdin Knowledge Systems Ltd.

6	Press Release, dated September 25, 2008.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 25, 2008

JASMINE HOLDCO LLC

By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	President and Chief Executive Officer

VECTOR CAPITAL III, L.P.

By: Vector Capital Partners III, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky

Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR ENTREPRENEUR FUND III, L.P.

By: Vector Capital Partners III, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky

Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL IV, L.P.

By: Vector Capital Partners IV, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky

Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL PARTNERS III, L.L.C.

By:	/s/ Alexander R. Slusky

Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL PARTNERS IV, L.L.C.

By:	/s/ Alexander R. Slusky

Name:	Alexander R. Slusky
Title:	Managing Member

ALEXANDER R. SLUSKY

By:	/s/ Alexander R. Slusky

Alexander R. Slusky

INDEX TO EXHIBITS

Exhibit
Number	Document

1	Joint Filing Agreement dated August 7, 2008, by and among Jasmine Holdco LLC, Vector Capital III, L.P., Vector Entrepreneur Fund III, L.P., Vector Capital IV, L.P., Vector Capital Partners III, L.L.C., Vector Capital Partners IV, L.L.C. and Alexander R. Slusky.

2	Press Release, dated August 21, 2008.

3	Letter from Jasmine Holdco LLC to the Chairman of the Board of Directors of Aladdin Knowledge Systems Ltd., dated August 28, 2008.

4	Press Release, dated August 28, 2008.

5	Letter Agreement, dated September 25, 2008, between Jasmine Holdco LLC and Aladdin Knowledge Systems Ltd.

6	Press Release, dated September 25, 2008.